Exhibit 99.1

News Release

PartnerRe Ltd. Announces Closing of Senior Notes Offering and Delivery of Notice of Redemption

PEMBROKE, Bermuda, June 19, 2019 — PartnerRe Ltd. (“PartnerRe”) announced today that its subsidiary, PartnerRe Finance B LLC (“PRE Finance B”), has closed its previously announced offering of $500 million aggregate principal amount of 3.70% Senior Notes due July 2, 2029 (the “Notes”). The Notes are senior unsecured obligations of PRE Finance B and are fully and unconditionally guaranteed by PartnerRe.

As previously announced, PRE Finance B intends to use the net proceeds from the offering of the Notes to redeem all $500 million in aggregate principal amount of its outstanding 5.50% Senior Notes due 2020 (the “2020 Notes”).

In that regard, PartnerRe also announced today that PRE Finance B has delivered to all registered holders of its 2020 Notes a notice of redemption to redeem all of the outstanding 2020 Notes at a make-whole redemption price, calculated in accordance with the indenture governing the 2020 Notes.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities described herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or our results of operations. Forward-looking statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ, potentially materially, from those reflected in such forward-looking statements. Forward-looking statements are not guarantees of performance. We caution that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this press release. We do not undertake any duty or responsibility to update any of these forward-

PartnerRe Ltd. Wellesley House, 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080

looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes. Additional factors that may affect future results and conditions are described in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz